Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
(In thousands)

			(unaudited)			(unaudited) Nine months ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	2001
Earnings
Income (loss) before income taxes and minority interest	$59,232	$36,673	$34,204	$11,780	$(25,705)	$2,606	$(19,830)
Plus:
Distributed income of equity investee	4,918	4,659	4,900	980	—	—	—
Equity (earnings) loss	(6,384)	(6,379)	(4,429)	1,435	4,100	1,381	(1,986)
Fixed Charges	11,080	10,173	15,501	15,389	17,521	11,759	31,512

Capitalized interest	—	—	—	—	(211)	—	(458)
Minority interest	—	—	—	—	(34)	(98)	(66)

Total Earnings	68,846	45,126	50,176	29,584	(4,329)	15,648	9,172

Fixed charges
Interest expense	9,360	8,263	13,436	13,049	15,255	10,240	29,360
Capitalized interest	—	—	—	—	211	—	458
Rental expense representative of interest factor	1,720	1,910	2,065	2,340	2,055	1,519	1,694

Total fixed charges	$11,080	$10,173	$15,501	$15,389	$17,521	$11,759	$31,512

Ratio of earnings to fixed charges	6.2	4.4	3.2	1.9	—	1.3	—